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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of July 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________.)

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     This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: July 14, 2006                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

           BANCOLOMBIA S.A. ENTERS A BINDING LETTER OF INTENT (PROMESA
                DE COMPRAVENTA ) FOR THE SALE OF ALMACENAR S.A.

MEDELLIN, COLOMBIA. JULY 14, 2006.

On July 14, 2006, Bancolombia S.A. and Portal de Inversiones S.A. signed a binding letter of intent for the sale of Bancolombia's current share holding in Almacenar S.A., consisting of a 94.33% direct interest and a 3.92% interest held indirectly through Colcorp S.A., and the same percentage of shares that would be held in the corporation resulting from the future spin-off of Almacenar. The agreed price of sale amounts $28,974,430,000 pesos.

Portal de Inversiones S.A. is an entity incorporated by the parties with which Bancolombia entered into a preliminary agreement on November 23, 2005. The consummation of the transaction is subject to the fulfillment of the closing conditions stipulated in the binding letter of intent, including, among others, the receipt of required authorizations.

CONTACTS
Sergio Restrepo       Jaime A. Velasquez    Mauricio Botero
Executive VP          Financial VP          IR Manager
Tel.: (574) 5108668   Tel.: (574) 5108666   Tel.: (574) 5108866